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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Jo-Ann Stores, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
47758P307
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	47758P307	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,838,400 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,838,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,838,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), which are the registered holders of the shares of Common Stock of Jo-Ann Stores, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 24,414,749 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of December 1, 2006, as reported by Jo-Ann Stores, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2006.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	47758P307	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,838,400 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,838,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,838,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on 24,414,749 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of December 1, 2006, as reported by Jo-Ann Stores, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2006.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	47758P307	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,838,400 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,838,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,838,400 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 24,414,749 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of December 1, 2006, as reported by Jo-Ann Stores, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2006.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	47758P307	Page	5	of	8
     This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission on May 11, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 15, 2006 (as amended, the “Schedule 13D”), relating to shares of Common Stock, without par value (the “Common Stock”), of Jo-Ann Stores, Inc., an Ohio corporation (the “Issuer”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 4.	Purpose of Transaction.
     The information in Item 4 is hereby amended and restated as follows:
     On January 9, 2007, the Reporting Persons entered into a Corporate Governance and Standstill Agreement with the Issuer (the “Corporate Governance and Standstill Agreement”), pursuant to which, among other things, the Issuer has agreed to place on the agenda for its 2007 shareholder meeting, and recommend the approval of, a proposal to amend the Issuer’s Articles of Incorporation to opt out of the Ohio control share acquisition law and a proposal to amend the Issuer’s Code of Regulations to start to phase out its classification of directors beginning at the 2007 shareholder meeting. The Issuer has also agreed not to lower the “flip-in” threshold under its Second Amended and Restated Rights Agreement, dated November 4, 2003, with National City Bank, National Association, as Rights Agent (the “Rights Agreement”), below 15% and not to extend the Rights Agreement beyond its current October 31, 2010 expiration date. In addition, any new rights agreement adopted by the Issuer during the term of the Corporate Governance and Standstill Agreement may not have a term in excess of three years and will be subject to shareholder approval or ratification within one year after adoption. The Issuer has agreed to amend the Rights Agreement to provide that a Triggering Event does not occur until 10 days after any person or group becomes an Acquiring Person (as such terms are defined in the Rights Agreement). The Issuer has also agreed to amend the Rights Agreement to provide that, if the Issuer receives a “qualifying offer” (as defined in the Corporate Governance and Standstill Agreement) and, within 120 days following receipt of the qualifying offer, does not redeem the rights or amend the Rights Agreement to permit the qualifying offer or a superior offer to be consummated, the Issuer will call a special meeting of shareholders in order to permit shareholders to vote upon the redemption of the rights or amendment of the Rights Agreement. In addition, pursuant to the terms of the Corporate Governance and Standstill Agreement, the Reporting Persons have agreed, on behalf of themselves and their managed funds, to certain restrictions on initiating or supporting specified shareholder proposals or nominating candidates for election as directors of the Issuer prior to the earlier of the Issuer’s 2008 annual meeting of shareholders or June 30, 2008.
     The foregoing description is qualified in its entirety by reference to the Corporate Governance and Standstill Agreement, which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2007, and is incorporated herein by reference.
     Except as provided above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Shares and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any

CUSIP No.	47758P307	Page	6	of	8
other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 11.6% of the outstanding shares of Common Stock of the Issuer, based on 24,414,749 shares of Common Stock outstanding as of December 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2006. TCP may be deemed to beneficially own 2,838,400 shares of Common Stock (11.6% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 2,838,400 shares of Common Stock (11.6% of the outstanding shares), which he has shared voting and dispositive power with TCP and TCO. TCO may be deemed to beneficially own 2,838,400 shares of Common Stock (11.6% of the outstanding shares), which it has shared voting and dispositive power with TCP and Mr. Tennenbaum. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
     (c) The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock within the 60-day period prior to the filing of this Amendment No. 2 to Schedule 13D.
     (d) SVOF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,996,147 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer. SVEF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 842,253 shares of Common Stock, which is less than 5% of the outstanding Common Stock of the Issuer.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
     The information in Item 6 is hereby amended and restated as follows:
     As described more fully in Item 4 above, on January 9, 2007 the Reporting Persons entered into the Corporate Governance and Standstill Agreement with the Issuer, pursuant to which, among other things, the Issuer has agreed to certain matters relating to the Rights Agreement and to place on its agenda for the 2007 shareholder meeting, and recommend the approval of, a proposal to amend the Issuer’s Articles of Incorporation and the Issuer’s Code of Regulations. A copy of the Corporate Governance and Standstill Agreement has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2007, and is incorporated herein by reference.

CUSIP No.	47758P307	Page	7	of	8

Item 7.	Exhibits.
     The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Power of Attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.*

Exhibit 3	Corporate Governance and Standstill Agreement, dated January 9, 2007, by and among the Issuer and the Reporting Persons, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 11, 2007.

*	Previously filed.

CUSIP No.	47758P307	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Howard Levkowitz

Name: Howard Levkowitz Its: Principal

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum